ECO BRIGHT FUTURE, INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

January 23, 2025

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      Eco Bright Future, Inc.

Amendment No. 6 to Registration Statement on Form 10

Filed December 9, 2024

File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of January 22, 2025. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of January 22, 2025, the Company responds as follows:

Amendment No. 6 to Registration Statement on Form 10

Organizational History, page 2

1. We note your response to prior comment 1 in your December 9, 2024 response letter that your DNS service was launched in Tunisia and that "[y]ou do not recognize revenues from this as it was a project that was done with them and they operate the service independently and that [you] do have the ability to consult with them and earn revenues in the future as disclosed in the disclosure document." Please revise to update your disclosure on page 3 that states that you expect to launch the DNS service sometime between September 2020 and January 2021 by including the information you provide in your December 9, 2024 response letter.

RESPONSE: . We removed the mention of launching between September 2020 and January 2021 for clarity and added the following from our previous response:

The DNS service was launched with Tunisia Telecom. We do not recognize revenues from this as it was a project that was done with them and they operate the service independently. We do have the ability to consult with them and earn revenues in the future as disclosed in the disclosure document.

Present Operations, page 3

2. Please revise your disclosure on page 9 to include the information you provided in your response to prior comment 5 in your December 9, 2024 response letter.

RESPONSE: Page 9 of the disclosure document contains the prior response to comment 5. We have ensured the entire response is in the disclosure document.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Business Operations, page 17

3. Refer to your response to prior comment 9. In your response, you indicate that Universa Digital Sugar Trading DMCC is a distinct legal entity that is consolidated by Eco Bright Futures, Inc. Additionally, your disclosure on page 7 indicates that Universa Digital Sugar Trading DMCC took title to the warrant. Given these facts, please address the following:

•	Please summarize for us separately the legal rights and obligations of the warrant and the tokens issued in connection with the sugar exchange in Dubai.
•	Please provide an analysis of how and when cash was transferred during your sugar tokenization process. For example, tell us whether Al Khaleej Sugar received cash at the time the warrant was issued and registered by DMCC Tradeflow, and whether Universa Sugar Trading DMCC received cash as a result of the sale of the tokens.
•	Tell us if the warrant issued to Universa Digital Sugar Trading DMCC, a subsidiary of Eco Bright, transferred legal title and ownership of the underlying sugar to Universa Sugar Trading DMCC, or if the warrant represented a security interest in the sugar. In that regard, we note in your response to prior comment 5 that you describe the warrant as creating a security interest in the pledged sugar. In your response, tell us how you considered whether the transaction where Universa Digital Sugar Trading DMCC took title to the warrant was a secured financing that should be reflected as a loan receivable and provide the basis for your conclusion.
•	Tell us if Universa Digital Sugar Trading DMCC is the named titleholder of the warrant. If not, tell us whether a new warrant was issued and registered with DMCC Tradeflow to name a new title holder.
•	Tell us if the tokens associated with the warrant transfer legal title and ownership of a portion of the underlying sugar represented by the warrant to the holder of the token and provide a full analysis detailing the basis for your conclusion. In this regard, we note from your disclosure on page 7 that a single warrant was issued for 100,000 tons of sugar, and 100,000,000 tokens were subsequently issued by Universa Digital Sugar Trading DMCC. In your response, explain to us how token holders are able to redeem their tokens given a single warrant has been issued and registered by DMCC Tradeflow.
•	Confirm for us whether a token can be exchanged for a fixed amount of sugar or a percentage of the total sugar represented by the warrant, and if a new warrant is required to be issued when a holder of a token converts the token into actual sugar.
•	Tell us how you considered whether the issuance of tokens by Universa Digital Sugar Trading DMCC represents a secured borrowing or issuance of an instrument convertible into sugar rather than the conveyance of ownership in the sugar and provide the basis for your conclusion.

RESPONSE: The following answers have also been put in the disclosure for transparency.

Please summarize for us separately the legal rights and obligations of the warrant and the tokens issued in connection with the sugar exchange in Dubai.

Digital rights holders register on the platform for exchange transactions. Tangible assets are transferred to the platform as a result of an irrevocable, exclusive license to the platform to sell assets to buyers around the world.

To become a holder of a digital asset, it can either be purchased on the exchange platform or the tangible asset can be tokenised and then the tokenised asset can be entered on the exchange platform.

A simple asset rights exchange transaction:

The holder of a digital right to sugar would like to sell a digital right to a new buyer via exchange. In this case, the two users interact via a smart contract to exchange digitized assets on the Digital Sugar Exchange, powered by blockchain platform. The exchange platform has already validated the rights to the tangible asset at the time of the seller's registration and the validation of the rights by the exchange stage is complete and is guaranteed by the exchange platform with the limitations that due diligence of the ownership documents has been performed.

The tangible asset is available at the time of exchange, allocated (weighed, packed and placed in a warehouse at the specified address), and the rights to the asset are validated:

a) in the global distributed registry(blockchain)

b) in the registry of the country of storage of sugar, etc. by a title entry (*title - hereinafter legally recognised ownership right).

At the moment when the exchange platform executes the smart contract - the transfer of the title of ownership of the two parties to each other is initiated accordingly at the rate set at the time of the transaction.

The exchange platform carries out the technical implementation of the rules for exchanging rights to digital assets via blockchain and charges the buyer for each exchange a fee in the form of a commission, the rights to which are shared between the co-owners of this platform: universa, Al Khaleej Sugar, DMCC.

It should be noted that in blockchain, the digital rights to sugar are transferred at the moment of execution of the smart contract of transfer of rights on the platform. In English law, an executed smart contract is binding and enforceable. For convenience, changes to the paper registry will be carried out infrequently, for example, when the redeemed sugar rights on the blockchain reach a threshold or when a digital right of claim is realised by acceptance of the asset at the point of allocation.

The certificate of title of the asset (bill of lading) is temporarily held by the custodian of the sugar at the time of exchange.

The custodian, a custodian, is vested with the rights of temporary custodian of the tangible property until the goods are shipped to a third party designated by the owner.

The custodian acts for the owner of the asset to store, deliver and ship to a third party, the buyer, under the terms of a digital smart contract. This is consistent with the text of the trust agreement. The custodian charges a periodic fee for its services. The ownership rights in the registry of the country of possession do not change.

The fulfilment of the trust storage contract is achieved as a result of the shipment of the entire allocated physical asset - sugar - to the buyers. Bids for the asset are withdrawn from the exchange floor until the allocation of a new portion of the asset for shipment to buyers at the storage location.

The buyer, who has received the claim rights in the form of a token on the exchange platform, inherits with the token the contract for storage of sugar in the specified warehouse at the place of allocation of the asset.

Please provide an analysis of how and when cash was transferred during your sugar tokenization process. For example, tell us whether Al Khaleej Sugar received cash at the time the warrant was issued and registered by DMCC Tradeflow, and whether Universa Sugar Trading DMCC received cash as a result of the sale of the tokens.

Cash is transferred from the purchaser of the tokenized asset to the seller of the tokenized asset at the time of the transaction as mentioned above. This is done in real time through smart contracts on the universa blockchain.

Tell us if the warrant issued to Universa Digital Sugar Trading DMCC, a subsidiary of Eco Bright, transferred legal title and ownership of the underlying sugar to Universa Sugar Trading DMCC, or if the warrant represented a security interest in the sugar. In that regard, we note in your response to prior comment 5 that you describe the warrant as creating a security interest in the pledged sugar. In your response, tell us how you considered whether the transaction where Universa Digital Sugar Trading DMCC took title to the warrant was a secured financing that should be reflected as a loan receivable and provide the basis for your conclusion.

The record of the title of ownership in the registry of the country of registration of rights to tangible sugar, until the moment of exit in sugar does not change. The exchange is recorded in the blockchain registry and reflects the terms of the sugar trust contract for the shipment of the commodity to a third party designated as the owner of the sugar of its choice.

The right to hold title for the first owner until release to the sugar can be incorporated as a condition of the storage contract. In a storage contract, the condition has a set form known in English law as Romalpa Clause to hold title until the buyer fulfils the terms of the contract, in this case the exit from a digital asset into a tangible asset. By this provision, the smart contract and the custody agreement are harmonised.

The formula for the retention of title clause can be seen on Wikipedia, as it is a well-known formulation using English law as an example

Tell us if Universa Digital Sugar Trading DMCC is the named titleholder of the warrant. If not, tell us whether a new warrant was issued and registered with DMCC Tradeflow to name a new title holder.

The right to hold title for the first owner until release to the sugar can be incorporated as a condition of the storage contract. In a storage contract, the condition has a set form known in English law as Romalpa Clause to hold title until the buyer fulfils the terms of the contract, in this case the exit from a digital asset into a tangible asset. By this provision, the smart contract and the custody agreement are harmonised.

The formula for the retention of title clause can be seen on Wikipedia, as it is a well-known formulation using English law as an example

Tell us if the tokens associated with the warrant transfer legal title and ownership of a portion of the underlying sugar represented by the warrant to the holder of the token and provide a full analysis detailing the basis for your conclusion. In this regard, we note from your disclosure on page 7 that a single warrant was issued for 100,000 tons of sugar, and 100,000,000 tokens were subsequently issued by Universa Digital Sugar Trading DMCC. In your response, explain to us how token holders are able to redeem their tokens given a single warrant has been issued and registered by DMCC Tradeflow.

The tangible asset is available at the time of exchange, allocated (weighed, packed and placed in a warehouse at the specified address), and the rights to the asset are validated:

a) in the Universa MainNet global distributed registry

b) in the registry of the country of storage of sugar, etc. by a title entry (*title - hereinafter legally recognised ownership right).

At the moment when the exchange platform executes the smart contract - the transfer of the title of ownership of the two parties to each other is initiated accordingly at the rate set at the time of the transaction.

The exchange platform carries out the technical implementation of the rules for exchanging rights to digital assets via blockchain and charges the buyer for each exchange a fee in the form of a commission, the rights to which are shared between the co-owners of this platform: universa, Al Khaleej Sugar, DMCC.

It should be noted that in blockchain, the digital rights to sugar are transferred at the moment of execution of the smart contract of transfer of rights on the platform. In English law, an executed smart contract is binding and enforceable. For convenience, changes to the paper registry will be carried out infrequently, for example, when the redeemed sugar rights on the blockchain reach a threshold or when a digital right of claim is realised by acceptance of the asset at the point of allocation.

The certificate of title of the asset (bill of lading) is temporarily held by the custodian of the sugar at the time of exchange.

The custodian, a custodian, is vested with the rights of temporary custodian of the tangible property until the goods are shipped to a third party designated by the owner.

Confirm for us whether a token can be exchanged for a fixed amount of sugar or a percentage of the total sugar represented by the warrant, and if a new warrant is required to be issued when a holder of a token converts the token into actual sugar.

A token can be exchanged for the fixed amount of sugar it represents.

Tell us how you considered whether the issuance of tokens by Universa Digital Sugar Trading DMCC represents a secured borrowing or issuance of an instrument convertible into sugar rather than the conveyance of ownership in the sugar and provide the basis for your conclusion.

A digital asset, or the rights of claim of a tangible asset, can be exchanged, bought, sold or received at the place of shipment of the asset according to the terms and conditions of acceptance of the storage location.

In order to access the services of the platform, the buyer goes through the KYC procedure, becomes a party to the service contract, tops up a personal sub-account and after that can perform actions with tokens of digital assets available for exchange or sale. The existence of a funded account is a condition for initiating the transfer of digital rights to a tangible asset on the blockchain, approved by the owner of the tangible asset.

For its part, the platform conducts the deed of ownership of the tangible asset, its availability and readiness for shipment. The rights of the platform are guaranteed by an exclusive irrevocable licence of the asset owner.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO